UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Santiago, Chile, August 4, 2026 – CCU announced today its consolidated financial and operating results1,2 for the second quarter of 2026 (2Q26), which ended June 30, 2026.

•	Consolidated Volumes decreased 1.5%. Volume performance per Operating segment was as follows:
o	Chile 2.5%
o	International Business (7.4)%
o	Wine (13.7)%

•      Net sales were up 4.8%

•      Gross profit expanded 6.8%

•	EBITDA reached CLP 31,591 million, a 59.4% increase. The performance per Operating segment was as follows:
o	Chile 26.2%
o	International Business 25.8%
o	Wine (61.9)%
•	Net income recorded a loss of CLP 20,712 million, versus a loss of CLP 11,218 million in 2Q25
•	Earnings per share reached a loss of CLP 56.1 per share

Key figures	2Q26	2Q25	Δ % / bps	YTD26	YTD25	Δ % / bps
(In ThHL or CLP million unless stated otherwise)
Volumes	7,059	7,165	(1.5)	17,355	17,279	0.4
Net sales	607,801	579,914	4.8	1,427,317	1,397,584	2.1
Gross profit	252,830	236,832	6.8	640,353	619,013	3.4
EBIT	(9,447)	(17,340)	45.5	82,336	74,544	10.5
EBITDA	31,591	19,817	59.4	163,234	151,371	7.8
EBITDA margin %	5.2	3.4	178 bps	11.4	10.8	61 bps
Net income	(20,712)	(11,218)	84.6	33,143	46,560	(28.8)
Earnings per share (CLP)	(56.1)	(30.4)	84.6	89.7	126.0	(28.8)

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 2Q26 compared to 2Q25, unless otherwise stated.

2Q26 PRESS RELEASE

COMMENTS FROM THE CEO

It is my pleasure to share with you our 2Q26 financial results, for the first time as CEO of CCU, Company in which I have worked for more than 20 years, and I am proud to lead at a time that we need to look to the future with the strength and conviction that has always characterized us, as we face a particularly challenging context. Nonetheless, we have always shown a long-standing track record of adaptability and execution. Therefore, to continue successfully shaping our future, I would like to mention some relevant changes that we have defined. We have designed the strategy “Vamos por Más”, which is built on four pillars: (i) increase our focus on the business, (ii) boost operational synergies, (iii) act with greater agility, and (iv) accelerate our transformation. These pillars are oriented to generate growth and to respond to the new demands and challenges of the market. To support this strategy, we will execute changes in our organizational structure as well as strengthening our internal processes and capabilities, to remain at the cutting edge of new trends while enhancing our technological transformation. This transition will be implemented gradually throughout this year, with our main focus being to ensure operational continuity and performance. I am confident in the commitment that has always characterized all CCU employees, and together we will prepare CCU to successfully navigate current and future challenges.

Regarding our 2Q26 performance, CCU delivered a solid 59.4% EBITDA expansion, and 178 bps of EBITDA margin improvement, mostly driven by a robust set of results in our main Operating segment, Chile, which expanded EBITDA 26.2% and rose EBITDA margin by 264 bps. The International Business Operating segment, also contributed to a higher EBITDA, by posting a 25.8% lower EBITDA loss, as we continued facing a soft consumption environment in Argentina. On the other hand, the Wine Operating segment contracted EBITDA by 61.9%, sharply impacted by unfavorable trends for the wine category globally and a higher cost of wine.

Consolidated Net sales grew 4.8%, almost fully explained by 6.4% higher average prices in CLP, as volumes declined 1.5%. Higher prices in CLP were mostly a consequence of revenue management initiatives in all our Operating segments, and in terms of volumes, the 2.5% increase in the Chile Operating segment was offset by decreases of 7.4% and 13.7% in the International Business and Wine Operating segment, respectively. Gross profit grew 6.8%, and Gross margin improved 76 bps. MSD&A expenses rose 3.3% due to higher distribution expenses, associated with higher oil prices during the quarter, and restructuring expenses in Argentina and the Wine Operating segment. This was partially offset through ongoing efficiency initiatives, mainly in logistics. As a percentage of Net sales, MSD&A expenses decreased 62 bps. In all, EBITDA totalized CLP 31,591 million, growing 59.4%. Net income recorded a loss of CLP 20,712 million, compared with a loss of CLP 11,218 million in 2Q25. The higher loss was mostly due to a non-recurrent negative effect of CLP 6,068 million from an impairment loss related to Bolivia, and lower income taxes in 2Q25 coming from a non-recurring positive tax effect in Argentina.

In terms of our segments, the Chile Operating segment expanded top line by 1.5%, explained by 2.5% higher volumes, gaining overall market share versus 2Q25, partially offset by 1.0% decrease in average prices in CLP. During the quarter, non-alcoholic categories grew mid-single digits, outweighing the low-single digits decline in alcoholic categories, which encompasses beer and spirits. Flavored low-alcohol ready to drink products, led by brands such as “Stones” in beer and “Mistral Ice” and “Kantal” in spirits, continue to show excellent results, with volumes growing double digits in the quarter and representing 8.3% of total alcohol in this segment as of June 2026. Average prices contracted due to mix effects in the portfolio, partially offset by revenue management initiatives in all categories. Gross profit increased 9.4% and Gross margin expanded 328 bps, mainly driven by lower direct costs, mostly coming from the 5.0% appreciation of the CLP against the USD, impacting favorably our USD-denominated costs, partially offset by higher aluminum prices. MSD&A expenses grew 3.5%, below inflation, although as a percentage of Net sales increased 71 bps due to expenses pressures coming from higher distribution costs, partially offset by efficiencies. Altogether, EBITDA totalized CLP 53,401 million, a 26.2% increase, and EBITDA margin expanded 264 bps, reaching 13.5%.

I would like to mention that during the quarter, CCU acquired a 49.9% equity interest that Nestlé Chile S.A. held in our subsidiary Aguas CCU-Nestlé Chile S.A. After this acquisition, CCU reached 100% ownership in this subsidiary, allowing us to further consolidate our leadership in a steadily growing water industry in Chile, which is expanding low-double digits as of June 2026. Following this transaction, we will maintain our strategic relationship with Nestlé Chile S.A., continuing the distribution of their ready-to-drink coffee based beverage products and water brands in Chile.

In the International Business Operating segment, Net sales increased 15.7%, driven by 24.9% higher average prices in CLP, partially offset by a 7.4% contraction in volumes. Higher average prices in CLP, was due to revenue management initiatives, mainly with price actions in Argentina in line with inflation. Volumes in this segment were below last year mainly explained by Argentina, due to a high-single digit contraction in beer and water, and a difficult business scenario in Bolivia, marked by social unrest and roadblocks that disrupted our operations. Gross profit increased 20.8%, and Gross margin grew 163 bps. MSD&A expenses grew 7.6%, and as a percentage of Net sales decreased 460 bps. EBITDA resulted in a loss of CLP 19,953 million, versus a loss of CLP 26,892 million in 2Q25. During the quarter, we incurred restructuring expenses in Argentina by CLP 1,408 million.

The Wine Operating segment posted a top line drop of 14.1%, mostly driven by a 13.7% decrease in volumes as average prices contracted 0.5%. Lower volumes were driven by industry contraction in exports and domestic market in Chile. The decline in average prices were lower due to a negative mix effect in the portfolio and a stronger CLP against the USD which impacted negatively export revenues. These effects were partially offset by revenue management initiatives. Gross profit fell 26.9%, and Gross margin contracted 560 bps, mostly due to cost pressures from a higher cost of wine, partially offset by efficiencies in manufacturing. MSD&A expenses dropped 3.7% mostly due to the lower business scale. Altogether, EBITDA reached CLP 4,298 million, a 61.9% decrease. During the quarter, we incurred restructuring expenses amounting CLP 1,633 million. To navigate the difficult scenario in the wine business we will continue pursuing efficiencies and keep developing a strategy of accelerating high-margin innovation; in this regard as of June 2026, flavored low-alcohol ready to drink products almost doubled versus last year, mostly driven by the launch of the single-serve can version of our brand “Gato Selección Dulce” among other brands, backed by our multicategory production capabilities.

Regarding our main JVs and associated businesses, in Colombia, we posted mid-teens volume growth during the quarter. We are focused on building brand equity and scale to enhance profitable growth in the future.

Finally, to navigate the current challenging and volatile business context and keep projecting CCU’s future, we will act with more agility and focus, while delivering synergies and efficiencies across all our operating segments, together with strengthening our portfolio to adapt to new consumer trends by growing in high-margin innovation categories. Working together with collaboration we will be prepared with strength for our 2027-2030 Strategic Plan, with more focus, more synergies, more agility and more transformation, “Vamos por Más”.

2Q26 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – SECOND QUARTER (Exhibit 1 & 2)

•	Net sales increased 4.8%, mostly as a result of a 6.4% increase in average prices in CLP while volumes declined 1.5%. Average prices in CLP were driven by revenue management initiatives, and by Operating segment were as follows: (i) a 1.0% decrease in the Chile Operating segment, as a consequence of negative mix effects in the portfolio, partially offset by revenue management initiatives in all categories; (ii) 24.9% increase in the International Business Operating segment due to revenue management initiatives, with price actions in line with inflation on a year-to-date basis in Argentina; and (iii) a 0.5% decrease in the Wine Operating segment, due to a negative mix effect in the portfolio and a stronger CLP against the USD which impacted negatively export revenues. Lower volumes were as follows: (i) 2.5% growth in the Chile Operating segment as the mid-single-digit growth in non-alcoholic categories outweighed the low-single-digit decreases in alcoholic categories, which encompasses beer and spirits; flavored low-alcohol ready to drink products continue to show excellent results, with volumes growing double digits in the quarter and representing 8.3% of total alcohol in this segment as of June 2026, (ii) a 7.4% contraction in the International Business Operating segment, mainly explained by Argentina, due to a high-single digit contraction in beer and water, and a difficult business scenario in Bolivia, marked by social unrest and roadblocks that disrupted our operations; (ii) a 13.7% contraction in the Wine Operating, where Chile domestic volumes contracted 10.4% and exports decreased 21.2%, both in line with the industry and a difficult context for wine demand globally.
•	Cost of sales increased 3.5% driven by a 5.0% expansion in cost of sales per hectoliter, which breakdowns as follows: (i) the Chile Operating segment contracted 6.6%, lower direct costs pressures mainly coming from mix effects in the portfolio, the 5.0% appreciation of the CLP against the USD, impacting favorably our USD-denominated costs and lower prices in sugar, PET and fruit pulp, being partially offset by higher aluminum prices; (ii) the International Business Operating segment posted a 21.7% increase due cost pressures coming from the depreciation of the ARS against the USD, impacting USD-linked costs, and higher aluminum prices and, (iii) the Wine Operating segment expanded 8.4% due to higher cost of wine.
•	Gross profit reached CLP 252,830 million, a 6.8% increase, and Gross margin was higher by 76 bps.
•	MSD&A expenses increased 3.3% in CLP, while as a percentage of Net sales, they decreased 62 bps, as ongoing efficiency initiatives offset the higher distribution costs from rising fuel prices across operating segments. The MSD&A performance by Operating segment was as follows: (i) a 3.5% expansion in the Chile Operating segment, below inflation, resulting from higher distribution expenses partially offset by efficiencies, with MSD&A expenses as a percentage of Net sales increasing 71 bps; (ii) a 7.6% increase in the International Business Operating segment, driven by higher distribution expenses and restructuring expenses during the quarter in Argentina, and (iii) a 3.7% decrease in the Wine Operating segment, due to the impact of lower business scale, while as a percentage of Net sales, MSD&A expenses rose 329 bps. During the quarter, we incurred restructuring expenses by CLP 1,633 million in this segment.
•	EBIT reached a loss of CLP 9,447 million, a 45.5% lower loss versus last year, explained by the reasons described above.
•	EBITDA reached CLP 31,591 million, a 59.4% expansion, and EBITDA margin expanded 178 bps, mostly driven by a robust set of results in our main Operating segment, Chile, which expanded EBITDA 26.2% and rose EBITDA margin by 264 bps. The International Business Operating segment, posted a 25.8% lower EBITDA loss, as we continued facing a soft consumption environment in Argentina. The Wine Operating segment contracted EBITDA by 61.9%, sharply impacted by unfavorable trends for the wine category globally and a higher cost of wine.
•	Non-operating result totalized a loss of CLP 33,433 million in 2Q26, versus a loss of CLP 30,261 million last year. The higher loss was explained by: (i) a higher loss of CLP 4,971 million in Results as per adjustment units due to higher inflation and its impact on inflation linked liabilities; (ii) a higher loss in Other gains/(losses) by CLP 1,476 million, explained by a non-recurrent negative effect of CLP 6,068 million from an impairment loss related to Bolivia[3], partially offset by higher gains in derivative contracts, specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance positions, and (iii) a higher Net financial expenses by CLP 1,322 million due to lower interest rates and lower Cash and cash equivalents, which decreased our Financial income, partially offset by a lower Financial expenses, due to a lower debt. These effects were partially offset by: (i) a lower loss by CLP 2,954 million in Equity and income of JVs and associated, driven by a better financial result in Colombia; and (ii) a higher gain in Foreign currency exchange differences by CLP 1,643 million.
•	Income taxes reached a gain of CLP 22,399 million versus a gain of CLP 36,388 million last year. The lower positive Income taxes was due to a lower loss before taxes in 2Q26 versus 2Q25, and a non-recurring positive tax effect in Argentina in 2Q25[4].
•	Net income reached a loss of CLP 20,712 million versus a loss of CLP 11,218 million last year, contracting 84.6%, explained by negative non-operating impacts, while our operating results expanded versus last year.

3 For more information see “Note 18: Goodwill”, of our Consolidated Financial Statement as of June 30, 2026.

4 For more information see “Note 25: Income taxes - Effective Rate”, of our Consolidated Financial Statement as of June 30, 2026.

2Q26 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FIRST HALF (Exhibit 2 & 4)
•	Net sales were up 2.1%, mainly as a result of a 1.7% expansion in average prices in CLP, while volumes were up by 0.4%. The higher average prices in CLP were driven by revenue management initiatives across all Operating segments, and breakdown as follows: (i) a 0.4% reduction in average prices in the Chile Operating segment as a consequence of negative mix effects in the portfolio, partially offset by revenue management initiatives in all categories, (ii) 5.0% increase in the International Business Operating segment driven by revenue management initiatives in Argentina, and (iii) a 0.9% decrease in the Wine Operating segment, mainly due to the appreciation of the CLP against the USD and its negative impact on export revenues, and negative mix effects, partially compensated by revenue management initiatives. Regarding volumes, the breakdown was as follows: (i) a 3.3% expansion in the Chile Operating segment, explained by a mid-single-digit growth in non-alcoholic categories, outweighing the low-single-digit decrease in alcoholic categories, which encompasses beer and spirits, (ii) a 4.0% decrease in the International Business Operating segment, mostly due to Argentina where the beer category contracted mid-single digits and water volumes dropped low-single digits, and a difficult business scenario in Bolivia, marked by social unrest and roadblocks that disrupted our operations, and (iii) a 10.3% contraction in the Wine Operating, where Chile domestic volumes contracted 7.1% and exports decreased 14.5%, both in line with the industry and due to a difficult context for wine demand globally.
•	Cost of sales grew 1.1%, as a consequence of 0.6% increase in Cost of sales per hectoliter in CLP, which breakdowns as follows: (i) a 7.7% expansion in the International Business Operating segment mostly driven by cost pressures coming from the depreciation of the ARS against the USD, impacting USD-linked costs aluminum prices and higher aluminum prices; (ii) a 8.2% increase in the Wine Operating segment, due to higher cost of wine and higher prices in packaging materials, and (iii) a 5.8% decrease in the Chile Operating segment, explained by mix effects in the portfolio, the appreciation of the CLP against the USD and its favorable impact on USD-denominated costs, and lower prices in sugar, PET and fruit pulp, partially counterbalanced by higher prices in aluminum.
•	Gross profit, as a result of the above, reached CLP 640,353 million, a 3.4% expansion, and Gross margin was higher by 57 bps, reaching 44.9%.
•	MSD&A expenses were up 2.0%, and as percentage of Net sales, were flat at 39.1%. The breakdown per operating segment was as follows: (i) in the Chile Operating segment, MSD&A expenses expanded 4.3%, in line with inflation, and as a percentage of Net sales, increased 45 bps, attributable to higher distribution expenses explained by high oil prices, partially compensated by ongoing efficiency initiatives, (ii) in the International Business Operating segment MSD&A expenses in CLP were down 1.1%, and as a percentage of Net sales decreased 95 bps, the latter due to a lower business scale in Argentina partially offset by restructuring expenses in that country; (iii) in the Wine Operating segment, MSD&A expenses were down 5.4%, and as a percentage of Net sales deteriorated 186 bps, mainly due the lower business scale.
•	EBIT reached CLP 82,336 million a 10.5% increase compared to last year.
•	EBITDA reached CLP 163,234 million, up 7.8% compared to last year. By Operating segment, the higher EBITDA was mostly explained by the Chile Operating segment which was up 17.6%, and to a lesser extent the International Business Operating segment which rose EBITDA 5.5%. This was partially offset by a 57.6% reduction in the Wine Operating segment.
•	Non-operating result totalized a loss of CLP 47,948 million, versus a loss of CLP 56,942 million last year. The lower loss was explained by: (i) a lower loss in Other gains/(losses) by CLP 11,900 million, mostly caused by derivative contracts, specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance positions, partially offset by a non-recurrent negative effect of CLP 6,068 million in 2Q26, from an impairment loss related to Bolivia[5], (ii) a lower loss by CLP 2,111 million in Equity and income of JVs and associated, driven by a better financial result in Colombia; and (iii) a lower loss in Foreign currency exchange differences by CLP 178 million. These effects were partially compensated by: (i) a higher net financial expenses by CLP 3,376 million due to lower interest rates and lower Cash and cash equivalents, which decreased our Financial income, partially offset by a lower Financial expenses, due to a lower debt; and, (ii) a higher loss of CLP 1,820 million in Results as per adjustment units due to higher inflation, and its impact on inflation linked liabilities.
•	Income taxes totaled a gain of CLP 4,179 million versus a gain of CLP 32,673 million last year. The lower gain in taxes was mainly associated by and a non-recurring positive tax effect in Argentina in 2025[6] and a higher Income before taxes.
•	Net income reached a gain of CLP 33,143 million, decreasing 28.8%, explained by negative non-operating impacts, while our operating results expanded versus last year.

5 For more information see “Note 18: Goodwill”, of our Consolidated Financial Statement as of June 30, 2026.

6 For more information see “Note 25: Income taxes - Effective Rate”, of our Consolidated Financial Statement as of June 30, 2026.

2Q26 PRESS RELEASE

HIGHLIGHTS BY OPERATING SEGMENTS – SECOND QUARTER

CHILE OPERATING SEGMENT

In terms of our segments, the Chile Operating segment expanded top line by 1.5%, explained by 2.5% higher volumes, gaining overall market share versus 2Q25, partially offset by 1.0% decrease in average prices in CLP. During the quarter, non-alcoholic categories grew mid-single digits, outweighing the low-single digits decline in alcoholic categories, which encompasses beer and spirits. Flavored low-alcohol ready to drink products, led by brands such as “Stones” in beer and “Mistral Ice” and “Kantal” in spirits, continue to show excellent results, with volumes growing double digits in the quarter and representing 8.3% of total alcohol in this segment as of June 2026. Average prices contracted due to mix effects in the portfolio, partially offset by revenue management initiatives in all categories. Gross profit increased 9.4% and Gross margin expanded 328 bps, mainly driven by lower direct costs, mostly coming from the 5.0% appreciation of the CLP against the USD, impacting favorably our USD-denominated costs, partially offset by higher aluminum prices. MSD&A expenses grew 3.5%, below inflation, although as a percentage of Net sales increased 71 bps due to expenses pressures coming from higher distribution costs, partially offset by efficiencies. Altogether, EBITDA totalized CLP 53,401 million, a 26.2% increase, and EBITDA margin expanded 264 bps, reaching 13.5%.

One of the most outstanding milestones of the quarter was PepsiCo's recognition of CCU as 'Bottler of the Year', a distinction that positions the Company as the best bottler in the region. This award recognizes its overall performance during 2025, highlighting its commercial results, operational excellence, sales execution capabilities, and innovation.

Finally, in terms of Public Affairs and with the aim of fostering dialogue and collaboration, the Company, in partnership with SOFOFA—Chile's leading industrial association—held the latest event of 'Empresas Abiertas' at its PET bottle recycling plant, CirCCUlar. The gathering brought together stakeholders from the public and private sectors to address the country's goals and challenges regarding recycling and the circular economy.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, Net sales increased 15.7%, driven by 24.9% higher average prices in CLP, partially offset by a 7.4% contraction in volumes. Higher average prices in CLP, was due to revenue management initiatives, mainly with price actions in Argentina in line with inflation. Volumes in this segment were below last year mainly explained by Argentina, due to a high-single digit contraction in beer and water, a difficult business scenario in Bolivia, marked by social unrest and roadblocks that disrupted our operations. Gross profit increased 20.8%, and Gross margin grew 163 bps. MSD&A expenses grew 7.6%, and as a percentage of Net sales decreased 460 bps. EBITDA resulted in a loss of CLP 19,953 million, versus a loss of CLP 26,892 million in 2Q25. During the quarter, we incurred in restructuring expenses in Argentina by CLP 1,408 million.

WINE OPERATING SEGMENT

The Wine Operating segment posted a top line drop of 14.1%, mostly driven by a 13.7% decrease in volumes as average prices contracted 0.5%. Lower volumes were driven by industry contraction in exports and domestic market in Chile. The decline in average prices were lower due to a negative mix effect in the portfolio and a stronger CLP against the USD which impacted negatively export revenues. These effects were partially offset by revenue management initiatives. Gross profit fell 26.9%, and Gross margin contracted 560 bps, mostly due to cost pressures from a higher cost of wine, partially offset by efficiencies in manufacturing. MSD&A expenses dropped 3.7% mostly due to the lower business scale. Altogether, EBITDA reached CLP 4,298 million, a 61.9% decrease. During the quarter, we incurred in restructuring expenses amounting CLP 1,633 million. To navigate the difficult scenario in the wine business we will continue pursuing efficiencies and keep developing a strategy of accelerating high-margin innovations; in this regard, as of June 2026, flavored low-alcohol ready to drink products almost doubled versus last year, mostly driven by the launch of the single-serve can version of our brand “Gato Selección Dulce”, among other brands, backed by our multicategory production capabilities.

2Q26 PRESS RELEASE

SECOND QUARTER’S 2026 CONFERENCE CALL INFORMATION

CCU is hosting a conference call with investors and analysts to discuss second quarter 2026 operating results on
August 5th, 2026, at 12:00 pm SCL time (12:00 pm NY time) where senior management will discuss CCU’s financial results, and this will be followed by a question and answer session. To connect use the following link: https://mm.closir.com/slides?id=303056. For cellphone access, please use the following Access Numbers with the Participant Password: 303056

Location / Number

USA Brazil Chile Mexico UK	+1 718 866 4614 +55 612 017 1549 +56 228 401 484 +52 55 1168 9973 +44 203 984 9844

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits, wine and water industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A., Fábrica de Envases Plásticos S.A. y La Barra S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

2Q26 PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net income attributable to the equity holders of the parent divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

2Q26 PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Second Quarter 2026)
Second Quarter	2026	2025	Total Δ % / bps
	(CLP million)
Net sales	607,801	579,914	4.8
Cost of sales	(354,971)	(343,082)	3.5
% of Net sales	58.4	59.2	(76) bps
Direct costs	(257,416)	(250,376)	2.8
Manufacturing costs	(97,555)	(92,707)	5.2
Gross profit	252,830	236,832	6.8
% of Net sales	41.6	40.8	76 bps
MSD&A	(261,928)	(253,511)	3.3
% of Net sales	43.1	43.7	(62) bps
Other operating income/(expenses)	(350)	(660)	47.0
EBIT	(9,447)	(17,340)	45.5
EBIT margin %	(1.6)	(3.0)	144 bps
Net financial expenses	(11,494)	(10,172)	13.0
Equity and income of JVs and associated	(3,111)	(6,065)	(48.7)
Foreign currency exchange differences	3,560	1,917	85.7
Results as per adjustment units	(11,446)	(6,475)	76.8
Other gains/(losses)	(10,941)	(9,465)	15.6
Non-operating result	(33,433)	(30,261)	10.5
Income/(loss) before taxes	(42,880)	(47,600)	(9.9)
Income taxes	22,399	36,388	(38.4)
Net income for the period	(20,481)	(11,213)	82.7

Net income attributable to:
The equity holders of the parent	(20,712)	(11,218)	84.6
Non-controlling interest	(231)	(5)	4,114.6

EBITDA	31,591	19,817	59.4
EBITDA margin %	5.2	3.4	178 bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	(56.1)	(30.4)	84.6
Earnings per ADR (CLP)	(112.1)	(60.7)	84.6

Depreciation	41,038	37,157	10.4
Capital Expenditures	39,403	37,465	5.2

2Q26 PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Six months ended on June 30, 2026)
YTD as of June	2026	2025	Total Δ % / bps
	(CLP million)
Net sales	1,427,317	1,397,584	2.1
Cost of sales	(786,964)	(778,571)	1.1
% of Net sales	55.1	55.7	(57) bps
Direct costs	(598,573)	(587,954)	1.8
Manufacturing costs	(188,391)	(190,617)	(1.2)
Gross profit	640,353	619,013	3.4
% of Net sales	44.9	44.3	57 bps
MSD&A	(557,445)	(546,477)	2.0
% of Net sales	39.1	39.1	(5) bps
Other operating income/(expenses)	(571)	2,008	(128.5)
EBIT	82,336	74,544	10.5
EBIT margin %	5.8	5.3	43 bps
Net financial expenses	(24,805)	(21,429)	15.8
Equity and income of JVs and associated	(5,471)	(7,583)	(27.8)
Foreign currency exchange differences	1,650	1,473	12.1
Results as per adjustment units	(14,312)	(12,492)	14.6
Other gains/(losses)	(5,010)	(16,910)	(70.4)
Non-operating result	(47,948)	(56,942)	(15.8)
Income/(loss) before taxes	34,388	17,602	95.4
Income taxes	4,179	32,673	(87.2)
Net income for the period	38,567	50,275	(23.3)

Net income attributable to:
The equity holders of the parent	33,143	46,560	(28.8)
Non-controlling interest	(5,423)	(3,716)	45.9

EBITDA	163,234	151,371	7.8
EBITDA margin %	11.4	10.8	61 bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	89.7	126.0	28.8
Earnings per ADR (CLP)	179.4	252.0	28.8

Depreciation	80,898	76,828	5.3
Capital Expenditures	81,831	69,229	18.2

2Q26 PRESS RELEASE

Exhibit 3: Segment Information (Second Quarter 2026)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment			4. Other/eliminations			Total
Second Quarter
(In ThHL or CLP million unless stated otherwise)	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %

Volumes	4,673	4,557	2.5	2,089	2,256	(7.4)	320	371	(13.7)	(23)	(18)	25.9	7,059	7,165	(1.5)
Net sales	395,201	389,247	1.5	148,452	128,328	15.7	65,651	76,444	(14.1)	(1,502)	(14,104)	(89.4)	607,801	579,914	4.8
Net sales (CLP/HL)	84,571	85,420	(1.0)	71,071	56,890	24.9	204,846	205,866	(0.5)				86,103	80,932	6.4
Cost of sales	(215,470)	(224,992)	(4.2)	(90,858)	(80,638)	12.7	(44,626)	(47,685)	(6.4)	(4,017)	10,233	(139.3)	(354,971)	(343,082)	3.5
% of Net sales	54.5	57.8	(328) bps	61.2	62.8	(163) bps	68.0	62.4	560 bps				58.4	59.2	(76) bps
Direct costs	(159,956)	(173,146)	(7.6)	(58,461)	(50,241)	16.4	(34,589)	(36,749)	(5.9)	(4,410)	9,760	(145.2)	(257,416)	(250,376)	2.8
Manufacturing costs	(55,515)	(51,846)	7.1	(32,397)	(30,397)	6.6	(10,037)	(10,936)	(8.2)	394	472	(16.6)	(97,555)	(92,707)	5.2
Gross profit	179,730	164,255	9.4	57,593	47,689	20.8	21,025	28,759	(26.9)	(5,519)	(3,872)	42.5	252,830	236,832	6.8
% of Net sales	45.5	42.2	328 bps	38.8	37.2	163 bps	32.0	37.6	(560) bps				41.6	40.8	76 bps
MSD&A	(148,782)	(143,770)	3.5	(90,754)	(84,359)	7.6	(20,015)	(20,792)	(3.7)	(2,376)	(4,590)	48.2	(261,928)	(253,511)	3.3
% of Net sales	37.6	36.9	71 bps	61.1	65.7	(460) bps	30.5	27.2	329 bps				43.1	43.7	(62) bps
Other operating income/(expenses)	(238)	(258)	7.8	(646)	(1,047)	38.3	155	296	(47.5)	378	349	8.5	(350)	(660)	47.0
EBIT	30,710	20,228	51.8	(33,807)	(37,717)	(10.4)	1,165	8,262	(85.9)	(7,516)	(8,113)	(7.4)	(9,447)	(17,340)	45.5
EBIT margin	7.8	5.2	257 bps	(22.8)	(29.4)	662 bps	1.8	10.8	(903) bps				(1.6)	(3.0)	144 bps
EBITDA	53,401	42,305	26.2	(19,953)	(26,892)	25.8	4,298	11,285	(61.9)	(6,156)	(6,881)	10.5	31,591	19,817	59.4
EBITDA margin	13.5	10.9	264 bps	(13.4)	(21.0)	752 bps	6.5	14.8	(822) bps				5.2	3.4	178 bps

2Q26 PRESS RELEASE

Exhibit 4: Segment Information (Six months ended on June 30, 2026)
	1. Chile Operating segment			2. International Business Operating segment			3. Wine Operating segment			4. Other/eliminations			Total
YTD as of June
(In ThHL or CLP million unless stated otherwise)	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %	2026	2025	YoY %

Volumes	11,386	11,020	3.3	5,415	5,638	(4.0)	590	657	(10.3)	(35)	(36)	(1.7)	17,355	17,279	0.4
Net sales	931,115	905,042	2.9	387,431	384,357	0.8	121,368	136,465	(11.1)	(12,598)	(28,280)	(55.5)	1,427,317	1,397,584	2.1
Net sales (CLP/HL)	81,777	82,127	(0.4)	71,554	68,174	5.0	205,837	207,644	(0.9)				82,243	80,883	1.7
Cost of sales	(492,564)	(506,011)	(2.7)	(213,580)	(206,531)	3.4	(82,856)	(85,334)	(2.9)	2,036	19,305	(89.5)	(786,964)	(778,571)	1.1
% of Net sales	52.9	55.9	(301) bps	55.1	53.7	139 bps	68.3	62.5	574 bps				55.1	55.7	(57) bps
Direct costs	(388,396)	(401,934)	(3.4)	(147,073)	(139,857)	5.2	(63,921)	(64,976)	(1.6)	817	18,812	(95.7)	(598,573)	(587,954)	1.8
Manufacturing costs	(104,168)	(104,077)	0.1	(66,507)	(66,674)	(0.3)	(18,935)	(20,359)	(7.0)	1,218	493	147.1	(188,391)	(190,617)	(1.2)
Gross profit	438,551	399,031	9.9	173,852	177,826	(2.2)	38,512	51,131	(24.7)	(10,563)	(8,974)	17.7	640,353	619,013	3.4
% of Net sales	47.1	44.1	301 bps	44.9	46.3	(139) bps	31.7	37.5	(574) bps				44.9	44.3	57 bps
MSD&A	(322,159)	(309,022)	4.3	(191,213)	(193,359)	(1.1)	(37,870)	(40,043)	(5.4)	(6,204)	(4,054)	53.0	(557,445)	(546,477)	2.0
% of Net sales	34.6	34.1	45 bps	49.4	50.3	(95) bps	31.2	29.3	186 bps				39.1	39.1	(5) bps
Other operating income/(expenses)	(518)	445	(216.3)	(1,326)	(399)	(232.4)	746	595	25.3	527	1,366	(61.4)	(571)	2,008	(128.5)
EBIT	115,875	90,454	28.1	(18,687)	(15,931)	17.3	1,388	11,683	(88.1)	(16,240)	(11,662)	39.2	82,336	74,544	10.5
EBIT margin	12.4	10.0	245 bps	(4.8)	(4.1)	(68) bps	1.1	8.6	(742) bps				5.8	5.3	43 bps
EBITDA	160,759	136,705	17.6	8,536	8,091	5.5	7,586	17,877	(57.6)	(13,647)	(11,302)	20.7	163,234	151,371	7.8
EBITDA margin	17.3	15.1	216 bps	2.2	2.1	10 bps	6.3	13.1	(685) bps				11.4	10.8	61 bps

2Q26 PRESS RELEASE

Exhibit 5: Balance Sheet
	June 30	December 31
	2026	2025
	(CLP million)
ASSETS
Cash and cash equivalents	346,974	519,176
Other current assets	862,237	991,921
Total current assets	1,209,211	1,511,097

PP&E (net)	1,513,656	1,460,213
Other non current assets	741,435	674,077
Total non current assets	2,255,092	2,134,290
Total assets	3,464,303	3,645,387

LIABILITIES
Short term financial debt	183,239	198,524
Other liabilities	472,713	597,126
Total current liabilities	655,952	795,650

Long term financial debt	1,106,955	1,083,016
Other liabilities	149,717	150,260
Total non current liabilities	1,256,673	1,233,276
Total Liabilities	1,912,624	2,028,926

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(175,337)	(112,902)
Retained earnings	1,038,710	1,022,139
Total equity attributable to equity holders of the parent	1,426,067	1,471,930
Non - controlling interest	125,611	144,531
Total equity	1,551,678	1,616,461
Total equity and liabilities	3,464,303	3,645,387

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,290,194	1,281,541

Net Financial Debt	943,220	762,365

Liquidity ratio	1.84	1.90
Total Financial Debt / Capitalization	0.45	0.44
Net Financial Debt / EBITDA	2.43	2.03

2Q26 PRESS RELEASE

Exhibit 6: Summary of the Statement of Cash Flow
	As of June 30 of
YTD June	2026	2025
	(CLP million)
Cash and cash equivalents at beginning of the year	519,176	707,123
Net cash inflows from operating activities	165,000	98,169
Net cash (outflow) from investing activities	(258,621)	(65,480)
Net cash (outflow) flow from financing activities	(77,469)	(189,036)
Net (decrease) increase in cash and cash equivalents	(171,090)	(156,346)
Effects of exchange rate changes on cash and cash equivalents	(1,112)	(39,516)
Increase (decrease) in cash and cash equivalents	(172,202)	(195,863)
Cash and cash equivalents at end of the period	346,974	511,260

Second Quarter	2026	2025
	(CLP million)
Cash and cash equivalents at beginning of the period	611,145	768,662
Net cash inflows from operating activities	(9,270)	(32,261)
Net cash (outflow) from investing activities	(210,417)	(34,628)
Net cash (outflow) flow from financing activities	(35,921)	(178,877)
Net (decrease) increase in cash and cash equivalents	(255,609)	(245,766)
Effects of exchange rate changes on cash and cash equivalents	(8,562)	(11,636)
Increase (decrease) in cash and cash equivalents	(264,171)	(257,402)
Cash and cash equivalents at end of the period	346,974	511,260

2Q26 PRESS RELEASE

Exhibit 7: Impact on quarterly EBITDA and EBIT from the application of IAS 29 from IFRS in accumulated results in Argentina

Second Quarter	2026	2025
	(CLP million)
Consolidated EBITDA	31,591	19,817
Impact of IAS 29 in accumulated results in Argentina	(151)	1,095
Impact of IAS 29 in the International Business Operating segment	(150)	450
Impact of IAS 29 in the Wine Operating segment	(1)	645
Consolidated EBITDA excluding the impact of IAS 29	31,742	18,722

Second Quarter	2026	2025
	(CLP million)
Consolidated EBIT	(9,447)	(17,340)
Impact of IAS 29 in accumulated results in Argentina	(86)	(2,862)
Impact of IAS 29 in the International Business Operating segment	(84)	(3,358)
Impact of IAS 29 in the Wine Operating segment	(1)	497
Consolidated EBIT excluding the impact of IAS 29	(9,362)	(14,478)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 4, 2026